UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007874

February 4, 2004

Gary P. Encinas
Chief Counsel, Corporate
Law Department
PG&E Corporation
One Market, Spear Tower, Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/4/2004

Re: PG&E Corporation
Incoming letter dated December 24, 2003

Dear Mr. Encinas:

This is in response to your letter dated December 24, 2003 concerning the shareholder proposal submitted to PG&E by Patricia H. Buck. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 17 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

Cc: Patricia H. Buck
1930 Straits View Drive
Tiburon, CA 94920

PG&E Corporation.

Gary P. Encinas
Chief Counsel, Corporate
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105
415.817.8201
Fax: 415.817.8225
gary.encinas@pge-corp.com

December 24, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal of Patricia H. Buck

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, PG&E Corporation, a California corporation, excludes the shareholder proposal and accompanying supporting statement ("Proposal") described below from the proxy statement, form of proxy and other proxy materials for its 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). The Proposal was submitted by Ms. Patricia H. Buck.

We have enclosed six copies of this letter and the Proposal and attached all other related correspondence. A copy of this letter is also being sent to Ms. Buck as notice of the Corporation's intent to omit the Proposal from the Corporation's 2004 Proxy Materials.

For the reasons set forth below, PG&E Corporation intends to omit the Proposal from the 2004 Proxy Materials.

THE PROPOSAL

On August 13, 2003, PG&E Corporation received a letter dated August 11, 2003 from Ms. Buck, containing three proposals for consideration at PG&E Corporation's 2004 Annual Meeting of Shareholders. By letter dated August 25, 2003, PG&E Corporation informed Ms. Buck of the one-proposal limit contained in SEC Rule 14-8, and also informed Ms. Buck that she had neglected to include a written statement of her intent to hold her shares through the date of the annual meeting. On August 29, 2003, PG&E Corporation received correspondence from Ms. Buck, dated August 28, 2003, that timely remedied those procedural and eligibility deficiencies.

Ms. Buck's August 28, 2003 Proposal reads as follows:

> No one on the Board of Directors speaks for the shareholders and looks out for the shareholders' interests. Board members are nominated by the Board itself and by the Management. Shareholders can only vote for or withhold a vote for an individual on the board or vote for or withhold a vote for the entire board. It is understood that the board is

> not obliged to follow this vote. It seems only a powerless courtesy which is meaningless. This creates a climate where PG&E Corporation is a comfortable and in-bred piggy-bank for the board and top management. The rate payers (customers) and the shareholders are outside this equation, are powerless, and are not considered. I propose that **one seat on the board be reserved for a shareholder advocate.** A committee of shareholders would be formed to find and nominate such a person who would be identified as this advocate. This person, if elected, would have the same voting privileges and committee assignments as any other member of the board and would report to the shareholders.

(Emphasis in original.)

Although the language of the Proposal is somewhat vague, it appears that the recommended shareholder advocate ("Shareholder Advocate") would be acting as a director. This interpretation is bolstered by the Proposal's language stating that one seat on the board be reserved for the Shareholder Advocate, and that the Shareholder Advocate would have the same voting privileges and committee assignments as any other member of the board.

Although the Proposal is unclear regarding how the proposed shareholder nominating committee would be formed or would function, the Proposal does appear to provide that only the proposed shareholder committee may identify nominees for the Shareholder Advocate director position. Therefore, the Proposal sets forth a process in which the nominee selected by the shareholder committee inevitably will be elected to the Board of Directors as the Shareholder Advocate.

Finally, it also is unclear whether the Proposal would require that information regarding the designated nominee for Shareholder Advocate be included in the Corporation's proxy statement.

REASONS FOR OMISSION

1. The Proposal intrudes upon the Directors' exercise of responsibilities and duties to the Corporation and may be excluded pursuant to Rule 14a-8(i)(1).

The Commission has long recognized that a "mandatory" proposal may not be a proper subject for shareholder action under state law, although such proposal may be a proper subject for shareholder action if the proposal is precatory. The Note to Rule 14a-8(i)(1) codifies this position.

The Corporation is organized under the laws of the State of California. Under the California General Corporation Law (the "CGCL"), it is the directors, not the shareholders, who are responsible for the management of the corporation. Section 300(a) of the CGCL provides that, subject to the provisions of the CGCL and any limitation in a corporation's articles of incorporation relating to actions requiring shareholder approval, the business and affairs of a corporation are to be managed and all corporate powers shall be exercised under the direction of the board. The Corporation's Articles of Incorporation contain no such limitations on the Board's management powers and responsibilities. The Staff has specifically expressed the view that, in the absence of limits on the authority of the board of directors, a shareholder proposal which mandates action by a California corporation may be omitted under Rule 14a-8(i)(1) and its predecessor Rule 14a-8(c)(1). *See* SEC No-Action Letter, PG&E Corporation (February 18, 2003); SEC No-Action Letter, Southern California Edison (January 21, 1994); SEC No-Action Letter, Mail Boxes, etc. (April 26, 1994); SEC No-Action Letter, Pacific Gas and Electric Company (February 1, 1993.)

Because the Proposal is mandatory, its approval would intrude upon the directors' exercise of their management powers and is improper under state law. Based upon the foregoing, it is my opinion that the Proposal is excludable from the Corporation's 2004 Proxy Materials under Rule 14a-8(i)(1).

2. **The Proposal relates to an election for membership on the Corporation's Board of Directors and may be excluded pursuant to Rule 14a-8(i)(8).**

Rule 14a-8(i)(8) provides that a proposal may be excluded from a company's proxy materials "if the proposal relates to an election for membership on the company's board of directors."

a. The Proposal calls for election of a particular person to the Board of Directors.

The Staff has in the past cited Rule 14a-8(i)(8) to permit exclusion of shareholder proposals that have the effect of requiring that a particular person become a member of the board of directors (*see, e.g.,* SEC No-Action Letter, Dow Jones & Company (January 31, 1996) (Staff noted that "because the proposal calls for a particular person or person from a specified group to fill the new position," the proposal relates to the election of such person and is properly excluded)). The Staff has specifically cited Rule 14a-8(i)(8) to permit exclusion of proposals that would have placed one or more "shareholder designates" on the board of directors, as is requested in Ms. Buck's Proposal. For example, in the SEC No-Action Letter for NetCurrents, Inc. (May 18, 2001), Staff agreed that Rule 14a-8(i)(8) provided a basis to exclude a shareholder proposal that would have permitted a sub-group of the company's shareholders to nominate three new outside directors at the annual meeting, and for the common shareholders at large to elect those directors at a subsequent meeting. *See also* SEC No-Action Letter, CNA Financial Corporation (February 15, 1983) (predecessor to Rule 14a-8(i)(8) permitted company to exclude a proposal demanding that three non-management stockholders not presently serving on the board be appointed to the board).

The Proposal prescribes that one seat on the Corporation's Board of Directors be reserved for the Shareholder Advocate and that nominees for the Shareholder Advocate be determined by a committee of shareholders. Consistent with prior Staff No-Action Letters, the Proposal should be excluded from the Corporation's 2004 Proxy Materials because it will have the effect of requiring that a particular person become a member of the Board of Directors.

b. The Proposal may require access to the proxy statement.

While it is unclear whether the Proposal would require the Corporation to include in its proxy statement information regarding the Shareholder Advocate nominee, to the extent that the

Proposal is interpreted to require shareholder access to the proxy statement, the Staff has consistently permitted exclusion of such proposals because they would establish a procedure that may result in contested elections of directors, rather than establishing procedures for nomination or qualification generally (*see, e.g.,* SEC No-Action Letter, Citigroup, Inc. (January 31, 2003)).

The Proposal should be excluded from the Corporation's 2004 Proxy Materials on those grounds to the extent that it requests shareholder access to the proxy statement and as such would establish procedures that may result in contested elections.[1]

3. The Proposal would cause the Corporation to violate state laws and stock exchange listing standards, and thus the Corporation would lack the authority or power to implement the Proposal. The Proposal may be excluded pursuant to Rule 14a-8(i)(2 and Rule 14a-8(i)(6).

Rule 14a-8(i)(2) and (6) provide that an issuer may omit a shareholder proposal from the issuer's proxy materials if the proposal would, if adopted, cause the issuer to violate any state, federal or foreign law, or if the issuer would lack the power or authority to implement the proposal.

a. The Proposal, if implemented, would cause the Corporation to violate state law regarding shareholders' rights to elect directors.

Under the CGCL the power to elect directors is generally vested in the shareholders, and in the case of a corporation having only one class of shares (such as the Corporation), all the shares would have equal voting rights, including for the election of directors.

Section 301(a) of the CGCL provides that, at each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting. Sections 305 and 600 of the CGCL provide shareholders with processes in which they may call special meetings to elect directors (or take other action), including calling a special meeting if the annual meeting is not called in a timely manner. Section 700 of the CGCL provides that each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders, unless

---

1 The Corporation notes that the Commission is considering proposed rules regarding shareholder access that would require public companies, under limited circumstances, to include in their proxy materials shareholder nominees for election as directors. The Commission's proposal is based on the results of an extensive Commission staff report, and the proposal has raised many policy and legal issues, and has garnered over 5,000 comment letters, as well as responses from institutions such as the U.S. Chamber of Commerce, the American Shareholders Association, Americans for Tax Reform, the Business Roundtable, Minority Business Roundtable, the New York State Comptroller, and the President of CalPERS. Until the various issues regarding shareholder proxy access are resolved in the Commission's final proxy access rules, we urge the Staff to continue to follow the long line of precedent supporting the Staff's decision in the Citigroup No-Action Letter and agree that the Corporation may exclude the Proposal on these grounds.

otherwise provided in the articles or for purposes of cumulative voting. (The Corporation's Articles do not provide any class of shares with the right to more than one vote, nor do they provide for cumulative voting). Section 708(c) of the CGCL provides that directors are elected by a plurality of the votes, i.e., the candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the number of directors to be elected by such shares, are elected. Several other provisions of the CGCL make it clear that directors may only be elected and removed by shareholders, with the exceptions being that (a) newly created directorships and vacancies in board membership may be filled by the remaining members of the board (other than vacancies caused by removal of a director, unless the articles or bylaws provide the directors with this right) and (b) the board may declare the office of an incumbent director vacant when the director is either declared of unsound mind by court order or convicted of a felony. In any event, any director so elected by the board serves only until the next meeting of shareholders for electing directors.

As noted in the above section entitled "The Proposal," the Proposal sets forth a process in which the nominee selected by the shareholder committee effectively will be elected to the Board of Directors as the Shareholder Advocate. Neither management, other shareholders, nor any other third party may nominate an opposing candidate for the Shareholder Advocate position. By contrast, shareholders currently have the right to propose candidates for any position on the Board of Directors, either by submitting candidates to the Board's Nominating, Compensation, and Governance Committee, by introducing candidates during the annual meeting (subject to certain requirements set forth in the Corporation's Bylaws), or by conducting an independent proxy solicitation for alternate candidates, in conformance with Commission proxy rules.

Notably, the Staff previously has applied Rule 14a-8(c)(2) (the predecessor to Rule 14a-8(i)(2)) to permit a company to exclude a proposal that also did not provide all shareholders with the right to vote for all board members, as the proposal violated parallel New York state corporate laws. *See* SEC No-Action Letter, International Business Machines Corporation (January 19, 1996) (permitting exclusion of a proposal that all employees who are current shareholders vote for and be represented by a non-management member on a seat of the board).

Because the Proposal's effectively results in the shareholder committee's nominee being elected to the Board of Directors as the Shareholder Advocate, the Proposal dictates the results of the election and thus violates California state law by improperly limiting the rights of shareholders to vote for the corporation's directors. The Proposal would require the Corporation to violate California state laws regarding shareholders' rights to elect the Corporation's directors, and therefore is beyond the Corporation's authority to implement. Based on the foregoing, it is my opinion that the Proposal is excludable from the Corporation's 2004 Proxy Materials under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

b. The Proposal, if implemented, would cause the Corporation's Directors to violate state law by abdicating their duties and responsibilities regarding director nominees.

As previously noted, under Section 300(a) of the CGCL, it is the directors, not the shareholders, who are responsible for the management of the corporation. Under California state law, directors of a corporation also owe a fiduciary duty to the corporation and to the corporation's shareholders. Section 309(a) of the CGCL provides that "A director shall perform the duties of a director, including duties as a member of any committee of the board upon which the director may serve, in good faith, in a manner such director believes to be in the best interests of the corporation and its shareholders and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances" (emphasis added).

The Proposal would preclude the Board of Directors from nominating another candidate directly in opposition to the shareholder committee's nominee for Shareholder Advocate, even if the Board of Directors believed that nominee was not qualified to be a director, or that it was not in the best interests of the Corporation for that nominee to serve on the Board.

Notably, the Staff previously has applied Rule 14a-8(c)(2) (the predecessor to Rule 14a-8(i)(2)) to permit a company to exclude a similar proposal requiring that a board of directors select two director nominees exclusively from a pool of candidates selected by the employee-shareholders, because the proposal would require the board of directors to abdicate its fiduciary duty under Delaware state law to choose the best qualified candidates for nominees as directors. *See* SEC No-Action Letter, Rockwell International Corporation (December 11, 1992).

Implementation of this Proposal would result in the Board's abdication of its duties and responsibilities under California state law and the Corporation would lack authorization to implement the Proposal. Therefore, it is my opinion that the Proposal may properly be excluded from the Corporation's 2004 Proxy Materials under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

c. The Proposal, if implemented, could cause the Corporation to violate stock exchange listing standards and the Corporation therefore would not have the authority to implement the Proposal.

PG&E Corporation's common stock is listed and traded on the New York Stock Exchange (NYSE). As such, the Corporation is subject to the NYSE's new listing standards which become effective with the 2004 annual meeting. These listing standards are reviewed and approved by the Commission.

i. Violation of NYSE listing standards regarding director independence and qualifications.

New NYSE corporate governance listing standards will require that a majority of the Corporation's Board of Directors be "independent" as defined by the NYSE. NYSE Rule 303A.01. The NYSE rules also will require that the Corporation's committees responsible for audit, nominations and governance, and compensation be comprised entirely of independent directors. NYSE Rules 303A.04, 303A.05, and 303A.07.

The Proposal would require that the Shareholder Advocate be given the same Board and committee responsibilities as the other members of the Board. Currently, all of the Corporation's directors except the one representative from management (the current Chairman, CEO, and President) serve on either the Audit Committee or the Nominating, Compensation, and Governance Committee. Thus, the Proposal would require that the Shareholder Advocate sit on one of these committees, even if he or she did not meet the NYSE independence and other qualification requirements. In such case, the Corporation would be in violation of NYSE listing standards.

ii. Violation of NYSE listing standards regarding which parties may nominate directors for consideration at the annual meeting.

The new NYSE listing standards also set forth specific duties for certain committees of the board of directors, including the nominating and governance committee. That committee is responsible for selecting, or recommending that the board of directors select, nominees for the next annual meeting of shareholders (unless the company legally is required, by contract or otherwise, to provide third parties with the right to nominate director, e.g., pursuant to preferred stock rights to elect directors upon a dividend default, shareholder agreements, and management agreements). NYSE Rule 303A.04(b)(i).

Because the Proposal requires that a committee of shareholders – not the directors - select the nominee for Shareholder Advocate, and because the Corporation is under no contractual or other obligation to provide third parties (including the proposed shareholder committee) with the right to nominate directors, the Proposal's nominating procedures violate the new NYSE corporate governance guidelines, and thus would be beyond the Corporation's authority to implement.

Based on the foregoing, it is my opinion that implementation of the Proposal could cause the Corporation to violate several of the applicable NYSE listing standards and be beyond the Corporation's power to implement. As such, the Proposal may be omitted from the Corporation's 2004 Proxy Materials.

4. The Proposal contains false and misleading statements and therefore must be amended, pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

PG&E Corporation believes that significant portions of the Proposal are false and misleading in violation of Rule 14a-9 and therefore portions of this Proposal may be omitted pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has consistently recognized that supporting statements which are unrelated or irrelevant to the subject matter of the proposal may be confusing and misleading to shareholders in violation of Rule 14a-9 and are excludable pursuant to Rule 14a-8(i)(3) or its predecessor, Rule 14a-8(c)(3). *See e.g.*, SEC No-Action Letter, Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); SEC No-Action Letter, Cigna Corp. (February 16, 1988).

PG&E Corporation believes following sections of the Proposal are false and misleading in the following respects:

a. *"No one on the Board of Directors speaks for the shareholders and looks out for the shareholders' interests."*

As noted above, Section 309(a) of the CGCL requires each director to perform the duties of a director, including duties as a member of any committee of the board upon which the director may serve, in good faith, in a manner such director believes to be in the best interests of the corporation **and its shareholders** and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances."

Each member of the Board of Directors has a legal fiduciary obligation to look out for the interests of both the Corporation and the shareholders. The statement should be excluded as false.

b. *"Board members are nominated by the Board itself and by the Management."*

Nominating power does not reside only with the Board of Directors, and while management may communicate recommendations to the Board of Directors, management does not itself have the power to select director nominees.

Shareholders have numerous methods to set forth nominees for the Board of Directors. The Commission's proxy rules provide a process whereby third parties may undertake a proxy solicitation and separately nominate candidates for the Corporation's Board of Directors. Shareholders also may introduce director nominees from the floor during the annual meeting, subject to certain requirements set forth in the Corporation's Bylaws. In addition, shareholders may submit director candidates to the Corporation's Nominating, Compensation, and Governance Committee, in the manner set forth in the Corporation's proxy statement.

The statement incorrectly suggests that the Board of Directors and management are the sole parties with authority to put forth director nominees. This mischaracterization could lead shareholders to believe that they currently have no means of participating in the director nomination process, which may persuade such shareholders to support this Proposal even though the shareholder might not choose to support the Proposal if he or she had a more complete picture of the nominating process. This sentence is both false and misleading and should be excluded from the Proposal.

c. *"Shareholders can only vote for or withhold a vote for an individual on the board or vote for or withhold a vote for the entire board. It is understood that the board is not*

> *obliged to follow this vote. It seems only a powerless courtesy which is meaningless."*

As stated earlier, Section 708(c) of the CGCL requires that in any election of directors, the candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them up to the number of directors to be elected by such shares are elected. The Board, the company, and management have no ability to ignore the voting results.

These statements should be excluded as false.

d. *"This creates a climate where PG&E Corporation is a comfortable and in-bred piggy-bank for the board and top management."*

This statement is an attempt to "impugn the character, integrity and personal reputation" of the Corporation and its directors, without factual foundation. The directors have a fiduciary duty to act in the best interest of the corporation and its shareholders. The above statement suggests that the directors are not fulfilling these duties, and this is just the type of statement that is considered per se "misleading" under the Notes to Rule 14a-9.

The type of unfounded assertion and inflammatory statement contained in the above-mentioned sentence has long been viewed as excludable under Rule 14a-8(c)(3). *See* SEC No-Action Letter, PG&E Corporation (January 31, 2003) (proposal implying that the fictional Hollywood film "Erin Brockovich" demonstrates that PG&E Corporation shows a "disregard of human health and life"); SEC No-Action Letter, Philip Morris Companies Inc. (February 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); SEC No-Action Letter, The Detroit Edison Company (March 4, 1983) (statements implying company engaged in improper "circumvention of... regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)); SEC No-Action Letter, Standard Brands, Inc. (March 12, 1975) (references to a company engaging in "economic racism" made proposal excludable under former Rule 14a-8(c)(3)).

The above sentence should be excluded from the Proposal.

e. *"The rate payers (customers) and the shareholders are outside this equation, are powerless, and are not considered."*

The presentation of an opinion in factual form is misleading and impermissible under Rule 14a-9. *See, e.g.* SEC No-Action Letter, Watts Industries, Inc. (July 10, 1998) (requiring the proponent to label two sections of the supporting statement as his opinion).

At a minimum, these statements should be revised to label them as an opinion statement.

CONCLUSION

For the foregoing reasons, PG&E Corporation believes, and it is my legal opinion as an attorney registered with the California State Bar that, the Corporation may properly omit Ms. Buck's Proposal from its 2004 Proxy Materials.

We respectfully request confirmation that the Staff will not recommend any enforcement action if Ms. Buck's Proposal is excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters before the Staff issues its Rule 14a-8 response.

PG&E Corporation intends to release definitive copies of its 2004 Proxy Materials to its shareholders on or about **March 17, 2004**, and plans to submit a draft of the 2004 Proxy Materials to its printer by **March 3, 2004**. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8201, or Frances Chang at (415) 817-8207. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

G.P. Encinas

Gary P. Encinas

Enclosures

cc: Patricia H. Buck
Linda Y.H. Cheng

1930 Straits View Drive
Tiburon, CA 94920

RECEIVED
SEC MAIL PROCESSING SECTION
DEC 29 2003
WASH, D.C.

August 28, 2003

Ms. Linda Y.H. Cheng
Corporate Secretary
PG & E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

cc: LHE, LYC, DMK, ALF, CAH, Gary Encinas, Frances Chang, Kathleen Hayes

Dear Ms. Cheng,

Thank you for your prompt reply to my letter and share proposals of August 11, 2003.

The enclosed documents address all of the issues brought forth in you letter. The pertinent parts of these documents have been highlighted. I am also enclosing a copy of your letter of August 25.

I am resubmitting the third proposal for the shareholders' meeting of 2004. This is also enclosed in this packet. Because in your letter you also suggested that some other defect may arise in any of these proposals because of non-satisfaction of SEC eligibility and/or procedural requirements which are unclear to me at this time, I am confident that I will be able to resubmit any of my other proposals for the shareholders' meeting.

Please contact me if there is any further information or clarification that needs to be done on my part. If there is none, I assume that this proposal will appear in the next proxy statement mailed out to the shareholders for the 2004 meeting.

Sincerely,

Patricia H. Buck

PATRICIA H. BUCK

RECEIVED
PG&E CORPORATION
AUG 29 2003
OFFICE OF THE
CORPORATE SECRETARY

Attachments:
- Resubmitted Proposal
- Copy of letter, August 25, 2003
- PG&E Account Status, August 25, 2003
- PG&E Account Status, Nov. 15, 2000
- Statement of Intent to hold these Securities, August 28, 2003

1930 Straits View Drive
Tiburon, CA 94920

August 28, 2003

Ms. Linda Y.H. Cheng
Corporate Secretary
PG & E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

Re: Proposal for inclusion in the PG&E Proxy Statement, 2004

As a stockholder of PG&E Stock, holding over 1,800 shares worth over $40,000, I am asking that the following proposal be included in the proxy statement for next year 2004 and be considered and voted on by the shareholders.

No one on the Board of Directors speaks for the shareholders and looks out for the shareholders' interests. Board members are nominated by the Board itself and by the Management. Shareholders can only vote for or withhold a vote for an individual on the board or vote for or withhold a vote for the entire board. It is understood that the board is not obliged to follow this vote. It seems only a powerless courtesy which is meaningless. This creates a climate where PG&E Corporation is a comfortable and in-bred piggy bank for the board and top management. The rate payers (customers) and the shareholders are outside this equation, are powerless, and are not considered. I propose that **one seat on the board be reserved for a shareholder advocate.** A committee of shareholders would be formed to find and nominate such a person who would be identified as this advocate. This person, if elected, would have the same voting privileges and committee assignments as any other member of the board and would report to the shareholders.

I intend to attend the shareholders meeting in 2004 to introduce this proposal.

Sincerely,

Patricia H. Buck

PATRICIA H. BUCK

August 28, 2003

STATEMENT OF INTENT
TO
MAINTAIN OWNERSHIP OF PG&E SHARES

I, Patricia H. Buck the undersigned, have ownership at this date and since January 2001 of **1,883.9974** shares of PG & E Stock worth **$41,372.58** on August 25, 2003. It is my intent to keep these shares and not sell them from this time until after the PG & E shareholders' meeting in early 2004.

Patricia H. Buck

PATRICIA H. BUCK

PG&E CORPORATION

COPY

August 25, 2003

VIA FEDERAL EXPRESS

Mrs. Patricia H. Buck
1930 Straits View Drive
Tiburon, CA 94920

Dear Mrs. Buck:

This letter will acknowledge receipt on August 13, 2003, of several proposals (the "Proposals") dated August 11, 2003, that you submitted for consideration at PG&E Corporation's (the "Corporation") 2004 annual shareholder meeting.

The Securities and Exchange Commission's (SEC) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. The shareholder also must include a written statement of intent to hold the securities through the date of the shareholder meeting. We believe you have not provided the required statement of intent to hold your shares for the required time period.

SEC Rule 14a-8, Question 3 specifies that each shareholder may submit no more than one proposal to a company for a particular shareholder meeting. You have exceeded the one-proposal limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC eligibility and procedural requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the shareholder's reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposals from the Corporation's 2004 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the eligibility and procedural requirements noted above, this letter does not address whether any of the Proposals could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the eligibility and procedural defects within the 14-day time frame, the Corporation reserves the right to omit any of the Proposals if a valid basis for such action exists.

Sincerely,

ORIGNAL SIGNED BY
LINDA Y.H. CHENG

Corporate Secretary

LYHC:cah

Enclosures

bcc: w/ copies of Mrs. Buck's submission
Robert D. Glynn, Jr.
Bruce R. Worthington
Leslie H. Everett
Greg S. Pruett
Gabriel B. Togneri
Wondy S. Lee
Eric Montizambert
Frances S. Chang
Gary P. Encinas
Akesa L. Fakava
Kathleen M. Hayes
Cheryl A. Higuera
David M. Kelly

RECEIVED
PG&E CORPORATION
AUG 13 2003
OFFICE OF THE
CORPORATE SECRETARY

1930 Straits View Drive
Tiburon, CA 94920

August 11. 2003

cc: LHE, LYHC, DMK, ALF, CAH, JAS, Gary Encinas, Frances Chang, Kathleen Hayes

Corporate Secretary
PG & E Corporation or Pacific Gas and Electric company
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

Re: Three Proposals for inclusion in the Proxy Statement

Gentlemen:

My husband and I hold 2,700 shares of PG & E beginning with our first purchase in 1962 and continuing our investment in the company by using Direct Investing (DRIP) with every dividend we received. Our last purchase of shares was January, 2001 which coincided with the last dividend from the company.

I submit the following three proposals for inclusion in the year 2004 proxy statement to be voted on by the shareholders of PG & E.

These are:

- Top management has received two substantial bonuses in 2003, one for performance and one for retention of said management, even though the company has been in bankruptcy for over two years. This proposal is that **no more bonuses** be offered or given out until there is a restoration of some kind of dividend for the shareholders.

- Many stockholders do not vote their proxies and in effect cede their rights to management. This yielding of voting rights is not spelled out to shareholders who wrongly assume that their vote will not be recorded either way. I propose that each unvoted shareholder's proxy be counted as an **abstention** rather than a vote **for** the company and **against** other shareholder's proposals.

- The third proposal is this: No one on the board speaks for the shareholder or looks out for the shareholders' interests. Board members are nominated by the board and the management. Shareholders can only withhold a vote for one or more members, and the board, to my understanding, is not obliged to follow this vote. It seems only a powerless courtesy to allow the shareholders to vote or withhold a vote for the board. This creates a climate where PG & E is a comfortable and in-bred piggy bank for the board and the top management. The rate payers and the stock holders are outside this equation and are not considered. My proposal is that **one seat on the board be reserved for a shareholder advocate**. A committee of shareholders would be formed to find such a person. This person, when elected, would have the same voting privileges and committee assignments as any other and would report to the shareholders.

Please see that these three proposals are included in the proxy statement mailed out to all the stockholders before the general meeting. I intend to introduce these myself to the attendees at that time. If there is any further information or clarification needed, please contact me at the above address.

Sincerely,

Patricia H. Buck

PATRICIA H. BUCK

RECEIVED
2003 DEC 29 PM 4:55

PROCESSING
RECEIVED
DEC 29 2003
SEC MAIL
SECTION
WASH., D.C.
158

1930 Straits View Drive
Tiburon, CA 94920

August 28, 2003

Ms. Linda Y.H. Cheng
Corporate Secretary
PG & E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

cc: LHE, LYC, DMK, ALF, CAH, Gary Encinas, Frances Chang, Kathleen Hayes

Dear Ms. Cheng,

Thank you for your prompt reply to my letter and share proposals of August 11, 2003.

The enclosed documents address all of the issues brought forth in you letter. The pertinent parts of these documents have been highlighted. I am also enclosing a copy of your letter of August 25.

I am resubmitting the third proposal for the shareholders' meeting of 2004. This is also enclosed in this packet. Because in your letter you also suggested that some other defect may arise in any of these proposals because of non-satisfaction of SEC eligibility and/or procedural requirements which are unclear to me at this time, I am confident that I will be able to resubmit any of my other proposals for the shareholders' meeting.

Please contact me if there is any further information or clarification that needs to be done on my part. If there is none, I assume that this proposal will appear in the next proxy statement mailed out to the shareholders for the 2004 meeting.

Sincerely,

Patricia H. Buck

PATRICIA H. BUCK

RECEIVED
PG&E CORPORATION
AUG 29 2003
OFFICE OF THE
CORPORATE SECRETARY

Attachments:
- Resubmitted Proposal
- Copy of letter, August 25, 2003
- PG&E Account Status, August 25, 2003
- PG&E Account Status, Nov. 15, 2000
- Statement of Intent to hold these Securities, August 28, 2003

August 28, 2003

STATEMENT OF INTENT
TO
MAINTAIN OWNERSHIP OF PG&E SHARES

I, Patricia H. Buck the undersigned, have ownership at this date and since January 2001 of **1,883.9974** shares of PG & E Stock worth **$41,372.58** on August 25, 2003. It is my intent to keep these shares and not sell them from this time until after the PG & E shareholders' meeting in early 2004.

Patricia H. Buck

PATRICIA H. BUCK

1930 Straits View Drive
Tiburon, CA 94920

August 28, 2003

Ms. Linda Y.H. Cheng
Corporate Secretary
PG & E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

Re: Proposal for inclusion in the PG&E Proxy Statement, 2004

As a stockholder of PG&E Stock, holding over 1,800 shares worth over $40,000, I am asking that the following proposal be included in the proxy statement for next year 2004 and be considered and voted on by the shareholders.

No one on the Board of Directors speaks for the shareholders and looks out for the shareholders' interests. Board members are nominated by the Board itself and by the Management. Shareholders can only vote for or withhold a vote for an individual on the board or vote for or withhold a vote for the entire board. It is understood that the board is not obliged to follow this vote. It seems only a powerless courtesy which is meaningless. This creates a climate where PG&E Corporation is a comfortable and in-bred piggy bank for the board and top management. The rate payers (customers) and the shareholders are outside this equation, are powerless, and are not considered. I propose that **one seat on the board be reserved for a shareholder advocate.** A committee of shareholders would be formed to find and nominate such a person who would be identified as this advocate. This person, if elected, would have the same voting privileges and committee assignments as any other member of the board and would report to the shareholders.

I intend to attend the shareholders meeting in 2004 to introduce this proposal.

Sincerely,

Patricia H. Buck

PATRICIA H. BUCK

PG&E CORPORATION

COPY

August 25, 2003

VIA FEDERAL EXPRESS

Mrs. Patricia H. Buck
1930 Straits View Drive
Tiburon, CA 94920

Dear Mrs. Buck:

This letter will acknowledge receipt on August 13, 2003, of several proposals (the "Proposals") dated August 11, 2003, that you submitted for consideration at PG&E Corporation's (the "Corporation") 2004 annual shareholder meeting.

The Securities and Exchange Commission's (SEC) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. The shareholder also must include a written statement of intent to hold the securities through the date of the shareholder meeting. We believe you have not provided the required statement of intent to hold your shares for the required time period.

SEC Rule 14a-8, Question 3 specifies that each shareholder may submit no more than one proposal to a company for a particular shareholder meeting. You have exceeded the one-proposal limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC eligibility and procedural requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the shareholder's reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposals from the Corporation's 2004 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the eligibility and procedural requirements noted above, this letter does not address whether any of the Proposals could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the eligibility and procedural defects within the 14-day time frame, the Corporation reserves the right to omit any of the Proposals if a valid basis for such action exists.

Sincerely,

ORIGNAL SIGNED BY
LINDA Y.H. CHENG

Corporate Secretary

LYHC:cah

Enclosures

bcc: w/ copies of Mrs. Buck's submission
Robert D. Glynn, Jr.
Bruce R. Worthington
Leslie H. Everett
Greg S. Pruett
Gabriel B. Togneri
Wondy S. Lee
Eric Montizambert
Frances S. Chang
Gary P. Encinas
Akesa L. Fakava
Kathleen M. Hayes
Cheryl A. Higuera
David M. Kelly

s:\corpsec2\letters\Buckfinal082503.doc

RECEIVED
PG&E CORPORATION

AUG 13 2003

OFFICE OF THE
CORPORATE SECRETARY

1930 Straits View Drive
Tiburon, CA 94920

August 11. 2003

cc: LHE, LYHC, DMK, ALF, CAH, JAS, Gary Encinas, Frances Chang, Kathleen Hayes

Corporate Secretary
PG & E Corporation or Pacific Gas and Electric company
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

Re: Three Proposals for inclusion in the Proxy Statement

Gentlemen:

My husband and I hold 2,700 shares of PG & E beginning with our first purchase in 1962 and continuing our investment in the company by using Direct Investing (DRIP) with every dividend we received. Our last purchase of shares was January, 2001 which coincided with the last dividend from the company.

I submit the following three proposals for inclusion in the year 2004 proxy statement to be voted on by the shareholders of PG & E.

These are:

- Top management has received two substantial bonuses in 2003, one for performance and one for retention of said management, even though the company has been in bankruptcy for over two years. This proposal is that **no more bonuses** be offered or given out until there is a restoration of some kind of dividend for the shareholders.

- Many stockholders do not vote their proxies and in effect cede their rights to management. This yielding of voting rights is not spelled out to shareholders who wrongly assume that their vote will not be recorded either way. I propose that each unvoted shareholder's proxy be counted as an **abstention** rather than a vote **for** the company and **against** other shareholder's proposals.

- The third proposal is this: No one on the board speaks for the shareholder or looks out for the shareholders' interests. Board members are nominated by the board and the management. Shareholders can only withhold a vote for one or more members, and the board, to my understanding, is not obliged to follow this vote. It seems only a powerless courtesy to allow the shareholders to vote or withhold a vote for the board. This creates a climate where PG & E is a comfortable and in-bred piggy bank for the board and the top management. The rate payers and the stock holders are outside this equation and are not considered. My proposal is that **one seat on the board be reserved for a shareholder advocate**. A committee of shareholders would be formed to find such a person. This person, when elected, would have the same voting privileges and committee assignments as any other and would report to the shareholders.

Please see that these three proposals are included in the proxy statement mailed out to all the stockholders before the general meeting. I intend to introduce these myself to the attendees at that time. If there is any further information or clarification needed, please contact me at the above address.

Sincerely,

Patricia H. Buck

PATRICIA H. BUCK

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 24, 2003

The proposal seeks to have one seat on the board of directors reserved for a "shareholder advocate" who would have the same voting privileges and committee assignments as any other member of the board and who would be nominated by a committee of shareholders.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PG&E relies.

Sincerely,

Anne Nguyen
Attorney-Advisor